Exhibit 1

For Immediate Release

Pointer Telocation To Purchase Remainder of Shagrir
Systems Ltd.
Highly Accretive Acquisition Which Strongly Increases EPS

Rosh HaAyin, Israel December 23, 2013, Pointer Telocation Ltd. (Nasdaq CM: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced today that it has reached an agreement with certain shareholders of Shagrir Systems Ltd. ("Shagrir"), to acquire a 41.8% interest in Shagrir. Pointer currently owns 54.5% of the issued share capital of Shagrir and the acquisition will increase Pointer’s shareholding in Shagrir to 96.3%. The remaining 3.7% of the shares of Shagrir are held by present and former managers of Shagrir and the Company intends to purchase such additional shares under similar terms.

In consideration for the 41.8% interest in Shagrir the Company shall: (i) pay a cash consideration of NIS 29 million (approximately $8.3 million); and (ii) issue 914,000 Ordinary Shares of Pointer, representing 14.1% of the issued share capital of Pointer following the issuance of such shares.

Based on September 30, 2013 financial statements, on a pro-forma basis, the transaction would have improved basic EPS by more than 10% to $0.51 from $0.46.

A definitive agreement is expected to be entered into by December 31, 2013 with the closing of the transaction anticipated to take place no later than March 31, 2014, subject to receipt of all required regulatory approvals and obtaining financing from a banking institution.

Shagrir provides Mobile Resource Management (MRM) and roadside assistance services for the automotive industry including towing services and  mobile automobile repair services (primarily in Israel), and also offers car sharing services via Car2Go in urban areas throughout Israel.

David Mahlab, President and CEO of Pointer said: "Shagrir is a leading and profitable provider of Mobile Resource Management services in Israel, supplying Stolen Vehicle Recovery, Roadside Assistance and Fleet Management. We are delighted with this opportunity to further consolidate our interest in Shagrir. The deal will strengthen our ability to increase the synergies between our global entities and we expect it to be accretive to our shareholders. This deal follows soon after our previous deal in which we acquired our partner's share in our Brazilian subsidiary. Our full consolidation of Shagrir is a further milestone in our long term strategy and in line with our expansion goals. It puts us further along the road of becoming a global service provider in the growing Mobile Recourse Management market”.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to the proposed acquisition and other future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact
Zvi Fried, V.P. and Chief Financial Officer	Kenny Green/Ehud Helft, CCG Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@ccgisrael.com